UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

 Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For March 2019
Commission File No. 001-36848

Check-Cap Ltd.
____________________________________________________________________________________________

Check-Cap Building
Abba Hushi Avenue
P.O. Box 1271
Isfiya, 30090
Mount Carmel, Israel
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

This Form 6-K is being incorporated by reference into the Post-Effective Amendment No. 1 to the Form S-8 Registration Statement File No. 333-203384, Form S-8 Registration Statement File No. 333-226490, and into the Form F-3 Registration Statements File Nos. 333-211065 and 333-225789.

Other Information

As previously disclosed, Lior Torem, the now former Chief Financial Officer of Check-Cap Ltd. (the “Company”), provided notice of his intention to resign from the Company and his last day of full-time employment with the Company was February 14, 2019.

On February 28, 2019, the Company appointed Niv Kochav as an interim Chief Financial Officer. Since 2016, Mr. Kochav serves as the Chief Financial Officer of PRS Geo-Tech Technologies Ltd. From 2014 to 2016, Mr. Kochav served as the Chief Financial Officer of Elbatech Group Ltd. Prior to that, Mr. Kochav served in a variety of financial roles including Chief Financial Officer of Scope Metals Group Ltd, Director of Finance of NDS Technologis Israel Ltd., and was an auditor at Somech-Haikin, KPMG. Mr. Kochav holds a BA in accounting and finance from the Academic College of Tel Aviv-Yaffo in Tel Aviv, Israel, and an MBA from the College of Management in Rishon LeZion, Israel. Mr. Kochav is a certified public accountant in Israel.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check-Cap Ltd.

	By:	/s/ Alex Ovadia
Name: Alex Ovadia
Date: March 6, 2019		Title: Chief Executive Officer